Exhibit 99.1

Mercurity Fintech Holding Inc. Announces Appointment of New Directors to the Board

SHENZHEN, -- Mercurity Fintech Holding Inc. (the "Company" or "MFH") (Nasdaq: MFH), a digital fintech group powered by blockchain technology, today announced that its Board of Directors (the “Board”) has appointed Alan Curtis, Daniel Kelly Kennedy, Zheng Cui, Qian Sun, and Hui Cheng as new directors of the Company, effective as of October 9, 2022, among whom Alan Curtis, Zheng Cui, and Hui Cheng are deemed independent under Nasdaq Rule 5605(a)(2).

"We are pleased to welcome Alan, Daniel, Zheng, Qian and Hui as new directors to the Board at this important time. We are confident they will bring a wealth of knowledge and experience that further strengthen and diversify the perspectives and expertise of our Board as we continue to execute our strategy and enhance value," said Shi Qiu, CEO of the Company.

About Alan Curtis

Mr. Alan Curtis, age 79, is an American public policy expert. Mr. Curtis served as a public safety advisor to Presidents Lyndon B. Johnson and Jimmy Carter. Since 1968, Mr. Curtis has served on the National Advisory Commission on Civil Disorders, known as the Kerner Commission. In 1969, Mr. Curtis was appointed as an Assistant Director of Crimes of Violence task force on President Lyndon B. Johnson's National Commission on the Causes and Prevention of Violence. Between 1977 and 1981, Mr. Curtis served as Executive Director of President Jimmy Carter's Urban and Regional Policy Group and as an Urban Policy Advisor to the Secretary of Housing and Urban Development. In 1981, Mr. Curtis was named as Founding President and Chief Executive Officer of the Milton S. Eisenhower Foundation, which identifies, funds, evaluates, and builds evidence-based programs for disadvantaged American youth and families. In 2018, Mr. Curtis published a book titled Healing Our Divided Society: Investing in America Fifty Years after the Kerner Report, and Mr. Curtis proposed evidence-based policies for employment, education, housing, community development, and criminal justice. Mr. Curtis holds an A.B. in Economics from Harvard, a M.Sc. in Economics from the University of London and a Ph.D. in Criminology and Urban Policy from the University of Pennsylvania.

About Daniel Kelly Kennedy

Mr. Daniel Kelly Kennedy, age 38, is an educator, writer and inspirational leader in international business and entrepreneurship. From August 2015 to August 2016, Mr. Kennedy was an Academic English Professor at Moraine Park Technical College in Beaver Dam, Wisconsin. From August 2016 to August 2017, Mr. Kennedy was an International Business/Social Media Coordinator at Mozaik Education in Szeged, Hungary. From September 2017 to May 2018, Mr. Kennedy worked as a Yoga/Meditation teacher at the Lodge at Woodloch in Hawley, Pennsylvania. From August 2020 to July 2022, Mr. Kennedy worked as an Academic English Professor at Campus Education in New York City. From June 2021 to the present, Mr. Kennedy has been a Columnist for “Entrepreneur Magazine” in New York City. Mr. Kennedy has been writing and publishing articles on various subject ranging from finance to life style. Since June 2022, Mr. Kennedy has worked at BIT Mining, a leading publicly traded cryptocurrency mining company, as a Marketing Manager responsible for managing social media, public relations, investor relations and maintaining a professional and intelligent public image. Mr. Kennedy holds a bachelor’s degree in history and a Master’s degree in Education from King’s College in Pennsylvania.

About Zheng Cui

Mr. Zheng Cui, age 36, is a sales and marketing professional, advisor, and entrepreneur. From 2011 to 2014, Mr. Cui worked at Martinwolf, a M&A advisory firm, as an Analyst providing various analytic and research supports in advisory assignments, including sell-side and buy-side M&A transactions, cross-border corporate strategy advisory and limited finder. From 2014 to 2020, Mr. Cui worked at Beyondsoft, a leading IT consulting, solution and services provider, as a sales and marketing professional responsible for the U.S. and Australia markets. In addition, in 2013, Mr. Cui founded Indeed Consulting Company, an education consulting firm, and built Indeed Consulting Company until 2020, which currently has two offices and over 100 consultants. In 2020, Mr. Cui joined in Mont Bleu Web3 Investment and Advisory as a Partner to provide investment and advisory services to support portfolio and client services for Web3. In 2021, Mr. Cui invested and founded Be Humble, a cannabis investment company. Mr. Cui graduated from the University of California, Berkeley, with a Bachelor of Arts degree in Political Economy.

About Qian Sun

Ms. Qian Sun, age 34, has more than 10 years of experience in corporate management and industrial investment. In 2010, Ms. Sun joined Shenzhen Worldunion Group (SZ:002285), a publically traded real estate services company in China, as a Project Planner in Northern China, responsible for the project planning and marketing in Northern China. Thereafter, from 2012 to 2017, Ms. Sun worked at Bei Hui United Education, an online education company, as an Assistant to the Chairman and Operation Director respectively, responsible for the development of the company's curriculum and daily operation management. From 2017 to 2020, Ms. Sun worked at Blockchainer, a blockchain consulting and incubation platform company, as a Partner responsible for providing one-stop consulting and incubation services in the blockchain field. From 2020 to 2022, Ms. Sun worked at Consensus Labs, a leading blockchain investment and research firm, as a Partner responsible for industry research and post-investment management. Ms. Sun holds a bachelor's degree in Management from Beijing Normal University.

About Hui Cheng

Mr. Hui Cheng, age 30, is an entrepreneur in the Internet and financial technology industry. From 2016 to 2018, Mr. Cheng worked at IDG Capital, a venture capital investment firm, as an Investment Associate. From 2018 to 2019, Mr. Cheng worked at Qudian Group (NYSE:QD), a financial technology service company in China, as a Special Assistant to the Chief Executive Officer, responsible for business globalization. From 2019 to 2022, Mr. Cheng worked for Kuaishou Technology (SEHK:01024), a live streaming services and online marketing services provider, responsible for Kuaishou Technology’s global operation, including marketing and localization operations in Latin America and Southeast Asia. Mr. Cheng holds a Bachelor of Science and a Master of Science in Management from Tsinghua University.

About Mercurity Fintech Holding Inc. Limited

Mercurity Fintech Holding Inc. is a digital fintech group powered by blockchain technology. The Company’s primary business scope includes digital asset trading, asset digitization, cross-border remittance and other services, providing compliant, professional, and highly efficient digital financial services to its customers. The Company recently began to narrow in on Bitcoin mining, digital currency investment and trading, and other related fields. This shift has enabled the company to deepen its involvement in all aspects of the blockchain industry, from production to circulation.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact:

International Elite Capital Inc.

Vicky Chueng

Tel: +1(646) 866-7989

Email: mfhfintech@iecapitalusa.com